

July 29, 2015

Via E-mail
Shea Morgenroth
Chief Accounting Officer and Treasurer
Hines Global REIT II, Inc.
2800 Post Oak Boulevard, Suite 5000
Houston, TX 77056

> **Re: Hines Global REIT II, Inc.**
> **Post-Effective Amendment to Form S-11**
> **Filed July 15, 2015**
> **File No. 333-191106**

Dear Mr. Morgenroth:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise footnote 2 on the prospectus cover page to clarify that proceeds are calculated before deducting the ongoing distribution and stockholder servicing fee payable on Class T shares.

2. We note that your disclosure of the estimated use of proceeds and management compensation assumes that 20% of the common shares sold in the primary offering are Class A shares and that 80% sold are Class T shares. We note that this assumption appears to reduce the amounts of commissions and fees you plan to pay from the proceeds raised in this offering. Please revise to explain the basis for this assumption.

<u>Why are we offering two classes of our common stock and what are the similarities and differences between the classes?, page 6</u>

3. We note your disclosure on page 6 regarding the situations in which a Class T share will be converted to a Class A share. With respect to the scenario identified in (iv), please revise your disclosure to clarify which entity is responsible for determining whether the fees paid by a stockholder within his or her personal account equals 10% of the gross offering price of all shares held in such account. Please also clarify how an investor will receive notice that their Class T shares have been converted to Class A shares.

<u>Class T Shares, page 7</u>

4. We note your disclosure on page 7 that "the maximum distribution and stockholder servicing fee that may be paid on a Class T Share will be equal to $.50." Please tell us your basis for the assumptions used to calculate this amount. In addition, please revise to clarify that you are providing an estimated aggregate amount that a Class T shareholder will have to pay and that the maximum distribution and stockholder servicing fee may be greater than $.50 or advise.

5. We note your disclosure on page 7 that: "If a stockholder's account includes Class T Shares and the stockholder makes a subsequent purchase of Class T Shares in the primary offering in the same stockholder account, the total underwriting compensation limit will be based on the total number of primary offering Class T Shares in the account and the distribution and stockholder servicing fees will be calculated on all of the primary offering Class T Shares in the account, such that the conversion of the Class T Shares from the initial purchase will be delayed and the accrual of the distribution and stockholder servicing fees and the conversion of the Class T Shares with respect to the subsequent purchase will happen on a more accelerated basis than would have been the case if the stockholder had made the subsequent purchase in a separate account." Please revise your disclosure to clarify the context for the discussed "conversion of the Class T Shares from the initial purchase."

6. You state on page 7 that distributions paid with respect to all Class T Shares, including those issued pursuant to the distribution reinvestment plan, will be lower than those paid with respect to Class A Shares because distributions paid with respect to all Class T Shares will be reduced by the payment of the distribution and stockholder servicing fees. Please provide an analysis regarding how it is appropriate that Class T Shares issued pursuant to the distribution reinvestment plan will pay the distribution and stockholder serving fees or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3401 with any questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: Alice L. Connaughton, Esq.